Cameco Corporation
Consolidated Financial Statements
March 31, 2009

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended
	Mar 31/09	Mar 31/08

Financial (in millions)
Revenue	$615	$593
Earnings from operations	77	163
Net earnings	82	133
Adjusted net earnings	89	148
Cash provided by operations	177	146
Working capital (end of period)	1,085	607
Net debt to capitalization	12%	17%

Per common share
Net earnings — Basic	$0.22	$0.39
— Diluted	0.22	0.37
— Diluted, adjusted	0.24	0.43
Dividend	0.06	0.06

Weighted average number of paid common shares outstanding (in thousands)	373,739	344,417

Uranium price information
Average uranium spot price for the period (US$/lb)	$44.67	$73.50
Average uranium realized price for the period (US$/lb)	36.71	40.85
Average uranium realized price for the period (Cdn$/lb)	46.72	44.68

Sales volumes
Uranium (in thousands lbs U3O8)	7,065	7,446
Fuel services (tU)	1,912	3,393
Gold (troy ounces)	108,000	124,000
Electricity (TWh)	2.1	1.6
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended
Cameco Production	Share	Mar 31/09	Mar 31/08

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,611	3,143
Rabbit Lake	100.0%	464	—
Crow Butte	100.0%	173	156
Smith Ranch Highland	100.0%	402	387
Inkai	60.0%	107	69

Total		4,757	3,755

Fuel services (tU) (i)	100.0%	2,122	2,063

Gold (troy ounces)
Kumtor	100.0%	63,000	75,000
Boroo	100.0%	40,000	45,000

Total		103,000	120,000

(i)    Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/09	Mar 31/08

Revenue from
Products and services	$614,598	$592,828

Expenses
Products and services sold (i)	375,651	304,622
Depreciation, depletion and reclamation	76,285	60,389
Administration [note 10]	36,904	7,701
Exploration	17,155	13,051
Research and development	1,132	2,254
Interest and other [note 7]	42,179	34,794
Cigar Lake remediation	5,504	4,850
Restructuring of gold business [note 12]	(17,000)	4,800
Gain on sale of assets	(206)	(3,108)

	537,604	429,353

Earnings from operations	76,994	163,475
Equity in loss of associated companies	(13,654)	(1,963)

Earnings before income taxes and minority interest	63,340	161,512
Income tax (recovery) expense [note 8]	(6,456)	16,756
Minority interest	(11,947)	11,377

Net earnings	$81,743	$133,379

Basic earnings per common share [note 9]	$0.22	$0.39

Diluted earnings per common share [note 9]	$0.22	$0.37

(i) Excludes depreciation, depletion and reclamation expenses of:	$73,278	$58,284
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Mar 31/09	Dec 31/08

Assets
Current assets
Cash and cash equivalents	$655,873	$269,176
Accounts receivable	283,034	568,340
Inventories [note 3]	535,320	470,649
Supplies and prepaid expenses	286,901	301,937
Current portion of long-term receivables, investments and other [note 5]	77,619	49,836

	1,838,747	1,659,938

Property, plant and equipment	4,524,326	4,416,293
Intangible assets and goodwill	286,863	283,344
Long-term receivables, investments and other [note 5]	659,531	628,972
Long-term inventories [note 3]	25,700	22,054

	5,496,420	5,350,663

Total assets	$7,335,167	$7,010,601

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$441,326	$580,903
Short-term debt	92,429	89,817
Dividends payable	23,547	21,943
Current portion of long-term debt	10,523	10,175
Current portion of other liabilities	108,910	117,222
Future income taxes	77,429	68,857

	754,164	888,917

Long-term debt	1,125,474	1,212,982
Provision for reclamation	355,026	353,344
Other liabilities	192,949	179,880
Future income taxes	44,206	81,352

	2,471,819	2,716,475

Minority interest	779,783	779,203

Shareholders’ equity
Share capital	1,508,629	1,062,714
Contributed surplus	136,016	131,858
Retained earnings	2,211,512	2,153,315
Accumulated other comprehensive income	227,408	167,036

	4,083,565	3,514,923

Total liabilities and shareholders’ equity	$7,335,167	$7,010,601

Commitments and contingencies [notes 8,12,13]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/09	Mar 31/08

Share capital
Balance at beginning of period	$1,062,714	$819,268
Stock option plan	383	279
Equity issuance [note 6]	445,532	—

Balance at end of period	$1,508,629	$819,547

Contributed surplus
Balance at beginning of period	$131,858	$119,531
Stock-based compensation	4,158	3,618

Balance at end of period	$136,016	$123,149

Retained earnings
Balance at beginning of period	$2,153,315	$1,788,522
Net earnings	81,743	133,379
Dividends on common shares	(23,546)	(20,666)

Balance at end of period	$2,211,512	$1,901,235

Accumulated other comprehensive income (loss)
Balance at beginning of period	$167,036	$25,433
Other comprehensive income	60,372	(38,364)

Balance at end of period	$227,408	$(12,931)

Total retained earnings and accumulated other comprehensive income	$2,438,920	$1,888,304

Shareholders’ equity at end of period	$4,083,565	$2,831,000

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/09	Mar 31/08

Net earnings	$81,743	$133,379
Other comprehensive income (loss), net of taxes [note 8]
Unrealized foreign currency translation gains	35,996	25,658
Gains (losses) on derivatives designated as cash flow hedges	46,300	(33,170)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(22,693)	(24,621)
Unrealized gains (losses) on assets available-for-sale	769	(6,231)

Other comprehensive income	60,372	(38,364)

Total comprehensive income	$142,115	$95,015

Cameco Corporation
Consolidated Statement of Accumulated Other Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Currency
	Translation	Cash Flow	Available-For-
(net of related income taxes)[note 8]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2008	$66,642	$101,654	($1,260)	$167,036
Change in unrealized foreign currency translation gains	35,996	—	—	35,996
Change in gains on derivatives designated as cash flow hedges	—	46,300	—	46,300
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(22,693)	—	(22,693)
Change in unrealized gains on available-for-sale securities	—	—	769	769

Balance at March 31, 2009	$102,638	$125,261	($491)	$227,408

Balance at December 31, 2007	($150,935)	$182,734	($6,366)	$25,433
Change in unrealized foreign currency translation gains	25,658	—	—	25,658
Change in losses on derivatives designated as cash flow hedges	—	(33,170)	—	(33,170)
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(24,621)	—	(24,621)
Change in unrealized losses on available-for-sale securities	—	—	(6,231)	(6,231)

Balance at March 31, 2008	($125,277)	$124,943	($12,597)	($12,931)

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/09	Mar 31/08

Operating activities
Net earnings	$81,743	$133,379
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	76,285	60,389
Provision for future taxes [note 8]	(32,003)	(10,054)
Deferred gains	(10,723)	(64,446)
Unrealized (gains) losses on derivatives	(12,890)	29,454
Unrealized foreign exchange losses	11,969	—
Stock-based compensation [note 10]	4,157	3,618
Gain on sale of assets	(206)	(3,108)
Equity in loss of associated companies	13,654	1,963
Restructuring of gold business [note 12]	(17,000)	4,800
Minority interest	(11,947)	11,377
Other operating items [note 11]	73,716	(21,658)

Cash provided by operations	176,755	145,714

Investing activities
Additions to property, plant and equipment	(121,345)	(112,699)
Increase in long-term receivables, investments and other	(9,368)	(18,775)
Proceeds on sale of property, plant and equipment	2,208	3,108

Cash used in investing	(128,505)	(128,366)

Financing activities
Decrease in debt	(101,830)	(5,037)
Increase in debt	105	—
Government support payments [note 13(c)]	14,854	—
Issue of shares, net of issue costs [note 6]	441,150	279
Issue of shares, stock option plan	368	—
Dividends	(21,943)	(17,220)

Cash provided by (used in) financing	332,704	(21,978)

Increase (decrease) in cash during the period	380,954	(4,630)
Exchange rate changes on foreign currency cash balances	5,743	4,940
Cash and cash equivalents at beginning of period	269,176	131,932

Cash and cash equivalents at end of period	$655,873	$132,242

Cash and cash equivalents comprised of:
Cash	$82,603	$55,737
Cash equivalents	573,270	76,505

	$655,873	$132,242

Supplemental cash flow disclosure
Interest paid	$14,619	$12,169
Income taxes paid	$52,341	$81,790

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described below. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2008 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Goodwill and Intangible Assets

Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. There was no material impact to previously reported financial statements as a result of the implementation of the new standard.
2.	Future Changes in Accounting Policy
(a)	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has developed a detailed project plan to ensure compliance with the new standards.

Cameco has completed the initial phase of the implementation project including the detailed diagnostic analysis which included a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan, component evaluation. This phase, which is currently in progress, includes the analysis of accounting policy alternatives available under IFRS as well as the determination of changes required to existing information systems and business processes. Cameco continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion. Cameco is currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
3.	Inventories

	As At
(thousands)	Mar 31/09	Dec 31/08

Uranium
Concentrate	$311,908	$287,079
Broken ore	21,614	21,396

	333,522	308,475

Fuel Services	107,940	89,635

Gold
Finished	21,624	18,662
Stockpile	97,934	75,931

	119,558	94,593

Total	561,020	492,703
Less: Non-current portion	(25,700)	(22,054)

Net	$535,320	$470,649

The non-current portion of inventory represents values assigned to low-grade stockpiles of gold ore that are not expected to be processed in the next 12 months.

4.	Derivatives

The following tables summarize the fair value of derivatives and classification on the balance sheet:

As at March 31, 2009
(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(8,936)	$5,216	$(3,720)
Foreign currency contracts	(95,232)	—	(95,232)
Cash flow hedges:
Energy and sales contracts	—	116,431	116,431

Net	$(104,168)	$121,647	$17,479

Classification:
Current portion of long-term receivables, investments and other [note 5]	$3,362	$73,041	$76,403
Long-term receivables, investments and other [note 5]	—	49,453	49,453
Current portion of other liabilities	(98,594)	—	(98,594)
Other liabilities	(8,936)	(847)	(9,783)

Net	$(104,168)	$121,647	$17,479

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
As at December 31, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(8,951)	$4,344	$(4,607)
Foreign currency contracts	(105,125)	—	(105,125)
Cash flow hedges:
Energy and sales contracts	—	71,116	71,116

Net	$(114,076)	$75,460	$(38,616)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$5,793	$43,654	$49,447
Long-term receivables, investments and other [note 5]	—	32,340	32,340
Current portion of other liabilities	(110,918)	(73)	(110,991)
Other liabilities	(8,951)	(461)	(9,412)

Net	$(114,076)	$75,460	$(38,616)

The following tables summarize different components of the (gains) and losses on derivatives:
For the three months ended March 31, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(275)	$(948)	$(1,223)
Foreign currency contracts	31,032	63	31,095
Cash flow hedges:
Energy and sales contracts	—	(934)	(934)

Net	$30,757	$(1,819)	$28,938

For the three months ended March 31, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$58	$—	$58
Foreign currency contracts	28,474	—	28,474
Energy and sales contracts	—	2,624	2,624
Cash flow hedges:
Energy and sales contracts	—	335	335
Ongoing hedge inefficiency	2,166	—	2,166

Net	$30,698	$2,959	$33,657

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $33,400,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next 12 months, based on current prices, Cameco expects an estimated $70,900,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Mar 31/09	Dec 31/08

BPLP
Capital lease receivable from Bruce A L.P.	$96,538	$97,044
Derivatives [note 4]	122,494	75,994
Accrued pension benefit asset	11,079	6,061
Kumtor Gold Company (KGC)
Reclamation trust fund	8,300	6,219
Equity accounted investments
Global Laser Enrichment LLC (privately held)	234,841	240,018
Govi High Power Exploration Inc. (privately held)	33,699	34,442
UNOR Inc. (market value $1,088)	1,012	1,088
UEX Corporation (market value $32,424)	5,929	6,714
Huron Wind (privately held)	4,456	4,623
Minergia S.A.C. (privately held)	530	534
Available-for-sale securities
Western Uranium Corporation (market value $3,575)	3,575	3,296
Cue Resources Ltd. (market value $380)	380	422
Derivatives [note 4]	3,362	5,793
Deferred charges
Cost of sales	6,414	6,414
Advances receivable from Inkai JV LLP	146,104	126,130
Accrued pension benefit asset	4,175	4,815
Other	54,262	59,201

	737,150	678,808
Less current portion	(77,619)	(49,836)

Net	$659,531	$628,972

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.
Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $350,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At March 31, 2009, $271,000,000 (US) of principal and interest was outstanding (2008 — $257,000,000 (US)), of which 40% represents the joint venture partner’s share. Of the cash available for distribution each year, 80% is to be used to repay the loan until it is repaid in full.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Share Capital
(a)	At March 31, 2009, there were 392,456,023 common shares outstanding.

(b)	Options in respect of 8,403,784 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended March 31, 2009, 70,700 options were exercised resulting in the issuance of shares (2008 – 40,720).

(c)	On March 5, 2009, Cameco finalized and issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses, plus $5,382,000 in deferred tax recoveries, were $445,532,000.
7.	Interest and Other

	Three Months Ended
(thousands)	Mar 31/09	Mar 31/08

Interest on long-term debt	$9,897	$10,942
Interest on short-term debt	761	—
Foreign exchange losses	10,944	1,115
Losses on derivatives [note 4]	28,938	33,657
Other charges	4,664	2,334
Interest income	(2,237)	(4,867)
Capitalized interest	(10,788)	(8,387)

Net	$42,179	$34,794

8.	Income Tax (Recovery) Expense

	Three Months Ended
(thousands)	Mar 31/09	Mar 31/08

Earnings (loss) before income taxes and minority interest
Canada	$(115,490)	$(47,846)
Foreign	178,830	209,358

	$63,340	$161,512

Current income taxes
Canada	$7,153	$6,736
Foreign	18,394	20,074

	$25,547	$26,810

Future income taxes (recovery)
Canada	$(41,158)	$(12,543)
Foreign	9,155	2,489

	$(32,003)	$(10,054)

Income tax (recovery) expense	$(6,456)	$16,756

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 Canadian taxable income by approximately $43,000,000 (which does not result in any cash taxes becoming payable for that year). Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2004 through 2008 on a similar basis.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Late in 2008, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2003 based on the documentation that had been submitted by Cameco.
Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco intends to contest CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $15,000,000 in 2008 for the years 2003 through 2008. No provisions for penalties or interest have been recorded. We do not expect any cash taxes to be payable due to availability of elective deductions and tax loss carryforwards. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2008 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.
Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended
(thousands)	Mar 31/09	Mar 31/08

Gains (losses) on derivatives designated as cash flow hedges	$17,102	$(24,461)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(8,413)	(9,888)
Unrealized gains (losses) on assets available-for-sale	120	(814)

Total income tax expense (recovery) included in OCI	$8,809	$(35,163)

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	Three Months Ended
(thousands)	Mar 31/09	Mar 31/08

Gains on derivatives designated as cash flow hedges	$120,361	$85,571
Gains on derivatives designated as cash flow hedges transferred to net earnings	(74,932)	(37,992)
Unrealized losses on assets available-for-sale	(3,104)	(1,966)
Losses on assets available-for-sale transferred to net earnings	3,024	—

Total income tax expense included in OCI	$45,349	$45,613

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Per Share Amounts

	Three Months Ended
(thousands)	Mar 31/09	Mar 31/08

Basic earnings per share computation
Net earnings	$81,743	$133,379
Weighted average common shares outstanding	373,739	344,417

Basic earnings per common share	$0.22	$0.39

Diluted earnings per share computation
Net earnings	$81,743	$133,379
Dilutive effect of:
Convertible debentures	—	2,557

Net earnings, assuming dilution	$81,743	$135,936

Weighted average common shares outstanding	373,739	344,417
Dilutive effect of:
Convertible debentures	—	21,209
Stock options	1,409	2,083

Weighted average common shares outstanding, assuming dilution	375,148	367,709

Diluted earnings per common share	$0.22	$0.37

For the quarter ended March 31, 2009, excluded from the calculation were 4,869,985 options whose exercise price was greater than the average market price (2008 – 913,350).

10.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,197,419 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allowed option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options were subsequently classified as liabilities and carried at their intrinsic value. The intrinsic value of the liability was marked to market each period and amortized to expense over the shorter of the period to eligible retirement or the vesting period. Effective November 10, 2008, the stock option plan was amended to eliminate the alternative to settle in cash. As a result of the amendment all outstanding options are classified as equity and the fair value determined using the Black-Scholes option pricing model.

For the quarter ended March 31, 2009, Cameco has recorded compensation expense of $4,173,000 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended March 31, 2008, a recovery of $19,598,000 was recorded based on the intrinsic value of stock options granted to employees.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited
The fair value of the options issued for the quarter ended March 31, 2009, was determined using the Black-Scholes option-pricing model with the following assumptions:

Three Months Ended
Mar 31/09

Number of options granted	1,376,039
Average strike price	$19.37
Expected dividend	1.2%
Expected volatility	36%
Risk-free interest rate	1.6%
Expected life of option	3 - 5 years
Expected forfeitures	15%
Weighted average grant date fair values	$5.21

11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended
(thousands)	Mar 31/09	Mar 31/08

Accounts receivable	$268,756	$144,605
Inventories	(56,975)	(83,162)
Accounts payable and accrued liabilities	(151,792)	(126,009)
Other	13,727	42,908

Total	$73,716	$(21,658)

12.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company’s (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agreed to support Centerra’s continuing long-term development of the Kumtor project and to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government would have received 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements.

These agreements were originally to expire on October 31, 2007, but the parties subsequently agreed to extend the deadline for closing the transactions to June 1, 2008. That deadline passed and the agreements expired.

On April 24, 2009, Cameco, Centerra, the Kyrgyz Government and other parties signed an agreement to resolve all the issues related to the Kumtor mine. On April 30, 2009, the Kyrgyz parliament ratified the agreement and enacted legislation authorizing implementation of the agreement. At closing, Centerra will, amongst other things, issue 18,232,615 treasury shares to Kyrgyzaltyn JSC; Cameco will transfer 25,300,000 shares (the Cameco Contributed Shares) of its 113,918,000 Centerra common shares to a custodian, to be held in escrow, for ultimate release to Kyrgyzaltyn JSC. The timing and number of the Cameco Contributed Shares that will be released to Kyrgyzaltyn JSC will be determined as follows:
(a)	If Cameco reduces its holdings of Centerra common shares to 10.8 million or less, then the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC but the number of Cameco Contributed Shares released will be subject to adjustment depending on the per share sale proceeds received by Cameco. If Cameco receives per share sale proceeds of the agreed minimum threshold or less, then 14,072,623 of the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC. If Cameco receives per share sale proceeds of the agreed maximum threshold or more, then all the Cameco Contributed Shares will be released to

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited
Kyrgyzaltyn JSC. If Cameco receives per share sale proceeds between the agreed minimum and maximum thresholds, then the number of the Cameco Contributed Shares to be released to Kyrgyzaltyn JSC will be an interpolated amount.

(b)	If, however, prior to Cameco reducing its holding of Centerra common shares as described above, the weighted average trading price of Centerra’s common shares exceeds the agreed maximum threshold for a period of 20 consecutive trading days, all the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC after the expiration of a further 180 day period.
Cameco will retain voting rights over the Cameco Contributed Shares while they are held by the custodian, and the Kyrgyz government will vote 52% of the treasury shares being issued on closing as directed by Cameco until all or some of the Cameco Contributed Shares are released as set forth above. Accordingly, Cameco will retain voting control over Centerra until all or some of the Cameco Contributed Shares are released.

The estimate of the loss related to this agreement is to be based on Centerra’s share price at the end of each reporting period. At March 31, 2009, the pre-tax loss was estimated to be $113,000,000 and a recovery of $17,000,000 was recorded in the first quarter of 2009 to reduce the amount provided in prior years.

As the number of the Cameco Contributed Shares ultimately transferred to Kyrgyzaltyn JSC is contingent as described above, the actual loss may be materially different than our current estimate.

Closing of the transactions under this agreement is subject to certain conditions, including that all proceedings before the Kyrgyz courts with respect to the Kumtor Project and all adverse rulings in such proceeding shall have been terminated or vacated and any necessary regulatory approvals, including TSX approval. The parties have agreed to apply reasonable efforts to close the transaction on or before May 25, 2009.

13.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators.

By agreement of the parties, an arbitrator has been appointed and a schedule has been set for the next steps in the proceeding. The Consortium served its claim on October 21, 2008. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $189,130,000 for the likely reduction in the useful lives of the steam generators, including lost revenues resulting from future outages to effect repairs or replacement. BE served its answer and counter-statement on December 22, 2008 and the Consortium served its reply and answer to counter-statement on January 22, 2009.

Following the close of pleadings the parties will exchange documents and conduct oral discoveries. The schedule provides for the completion of oral discoveries by May 15, 2009. The hearing has been scheduled from September 14 to October 2, 2009.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. (OPG) and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At March 31, 2009, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $38,300,000. Cameco did not have any actual exposure under these agreements at March 31, 2009.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.

The fair value of these guarantees is nominal.
(c)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive contingent support payments from OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement. The contract requires BPLP to repay all or a portion of the contingent support amounts in the event the market price exceeds the floor price in future periods. The agreement remains in effect until the earlier of December 31, 2020 or one year after the shutdown of the BPLP units. During the first quarter of 2009, BPLP received payments under this agreement with Cameco’s share being $14,854,000.
14.	Segmented Information

For the three months ended March 31, 2009

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$335,751	$53,608	$112,148	$121,602	$(8,511)	$614,598

Expenses
Products and services sold	192,601	41,052	55,035	91,908	(4,945)	375,651
Depreciation, depletion and reclamation	27,535	5,161	15,587	27,641	361	76,285
Exploration	10,232	—	—	6,923	—	17,155
Other expense	2,490	11,285	—	—	—	13,775
Cigar Lake remediation	5,504	—	—	—	—	5,504
Restructuring costs [note 12]	—	—	—	(17,000)	—	(17,000)
Gain on sale of assets	(206)	—	—	—	—	(206)
Non-segmented expenses						80,094

Earnings (loss) before income taxes and minority interest	97,595	(3,890)	41,526	12,130	(3,927)	63,340
Income tax recovery [note 8]						(6,456)
Minority interest						(11,947)

Net earnings						$81,743

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the three months ended March 31, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$337,502	$59,131	$90,186	$113,176	$(7,167)	$592,828

Expenses
Products and services sold	136,631	49,824	66,664	58,024	(6,521)	304,622
Depreciation, depletion and reclamation	31,755	6,343	11,069	11,222	—	60,389
Exploration	8,094	—	—	4,957	—	13,051
Other expense	2,365	—	—	—	—	2,365
Cigar Lake remediation	4,850	—	—	—	—	4,850
Restructuring costs [note 12]	—	—	—	4,800	—	4,800
Gain on sale of assets	(3,108)	—	—	—	—	(3,108)
Non-segmented expenses						44,347

Earnings (loss) before income taxes and minority interest	156,915	2,964	12,453	34,173	(646)	161,512
Income tax expense [note 8]						16,756
Minority interest						11,377

Net earnings						$133,379